PERRITT MICROCAP OPPORTUNITIES FUND, INC.
PERRITT FUNDS, INC.
300 South Wacker Drive, Suite 2880
Chicago, Illinois 60606

February 23, 2011

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Perritt MicroCap Opportunities Fund, Inc. (File Nos. 033-16812 and 811-05308)
Perritt Funds, Inc. (File Nos. 333-114371 and 811-21556)

Dear Ms. DiAngelo:

The purpose of this letter is to respond to oral comments that Mr. Sam Schulz, in his capacity as Chief Financial Officer of Perritt Funds, Inc. and Perritt MicroCap Opportunities, Fund, Inc. (collectively, the “Registrants”) received from the Securities and Exchange Commission Staff (the “Staff”) on January 18, 2011, regarding the Staff’s recent Sarbanes-Oxley review of (collectively, the “Filings”): (1) the Registrants’ annual report for the fiscal year ended October 31, 2010 (the “Annual Report”) filed on Form N-CSR on December 30, 2010, for the Perritt Emerging Opportunities Fund, the sole series of Perritt Funds, Inc., and the Perritt Microcap Opportunities Fund, the sole series of Perritt MicroCap Opportunities, Fund, Inc. (collectively, the “Funds”), (2) the Forms N-PX filed on August 31, 2010, and (3) the Forms NSAR-A filed on June 26, 2009.  Also participating in the call were Allison Hearst, Secretary of the Funds, and Lynn Burmeister, Chief Compliance Officer of the Funds.

In connection with this response to the Staff’s comments, the Registrants hereby acknowledge the following:

1.
In connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Filings, and the Registrants and their management are solely responsible for the content of such disclosure;

2.
Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission (“SEC”) from the opportunity to seek enforcement or take other action with respect to the disclosure made in the Filings; and

3.
The Registrants represent that neither they nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Funds’ responses.

Annual Report – Both Funds

1.
In future filings, if the Funds have amounts payable to directors at fiscal year end, please ensure that a line item is included in the balance sheet to report this amount, in accordance with Rule 6-04(12)(b)(1) of Regulation S-X.

Response:  In future filings, any accrual for directors’ fees and expenses will be listed in a separate line item entry in the “Liabilities” subheading of the Statement of Assets and Liabilities for each Fund.

2.
We note that the total number of outstanding shares listed on the Statement of Assets and Liabilities for each Fund does not flow forward from the beginning number of outstanding shares, plus subscriptions, less redemptions, made during the fiscal year.  Please explain.

Response:  The number of outstanding shares for the Funds is misprinted inside the parentheses for the “Proceeds from shares issued” and “Cost of shares redeemed” lines in the Statements of Changes in Net Assets, as specified below.  (The error with respect to the Perritt MicroCap Opportunities Fund was strictly a typo, and the errors with respect to the Perritt Emerging Opportunities Fund were an oversight of rolling out/over last year’s numbers to make room for the current year.)  However, the aggregate number of outstanding shares reported for these line items is accurate.  The Funds believe that the numbers in the parentheses are not material to the financial statements, and do not expect to file an amendment to the Annual Report respecting the numbers in the parentheses.  However, in future filings, the Funds will ensure that the numbers in the parentheses are correct.

Here is the error respecting the Perritt MicroCap Opportunities Fund:

•	On page 11, the number of shares redeemed for the Period is 4,347,517.

Here are the errors respecting the Perritt Emerging Opportunities Fund:

•	On page 24, the number of shares issued for the Period is 3,586,523.
•	On page 24, the number of shares issued for the Prior Period is 3,805,676.
•	On page 24, the number of shares redeemed for the Period is 2,752,281.
•	On page 24, the number of shares redeemed for the Prior Period is 2,296,329.

3.
In each Fund’s “Notes to Financial Statements,” Item 1(e) states, in part, that “[i]n preparing these financial statements, the Fund has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.”  However, this language does not include a statement of conclusion.

Response:  In future filings, the Funds will revise the referenced note in the Annual Report to add a statement of conclusion.  If there are no events, the disclosure will read as follows: “Management determined there were no events that impacted the Fund’s financial statements.”

4.
With regard to the Annual Report, Rule 30e-1 of the Investment Company Act of 1940, as amended, requires, if any matter was submitted to a vote of shareholders during the period covered by the Annual Report, that the Funds identify whether it was an annual or special meeting.  The Funds’ disclosure in the Annual Report did not specify whether the shareholder meeting held in October was an annual or special meeting.  In future filings, please ensure that the Funds identify whether it was an annual or special meeting.

Response:  The Funds confirm that the meeting held on October 4, 2010 was a special meeting of the shareholders of the Funds.  Both Registrants are organized as Maryland corporations, and do not hold annual shareholder meetings.  In future filings, the Funds will identify whether any shareholder meeting held during the applicable period was an annual or special meeting.

5.
In future filings, please ensure that the “Directors and Officers” disclosure in the Annual Report contains all of the information required under Item 17(a)(1) of Form N-1A, like the “Number of Portfolios in Fund Complex Overseen by Director” and “Other Directorships Held by Director”.

Response:   In future filings, the Funds will ensure that all of the information required under Item 17(a)(1) of Form N-1A respecting the Funds management is disclosed in the Annual Report.

Annual Report – Perritt Microcap Opportunities Fund

6.
The line item entry entitled “Cash” in the Statement of Assets and Liabilities for the Perritt Microcap Opportunities Fund lists the amount of Twenty-four Million Four Hundred Thousand Eighty-six dollars ($24,400,086).  Please explain if the cash was invested and if so, please disclose the investment.

Response:  The Funds confirm that this cash was not invested in any short-term investment at the time of the Annual Report.

7.
Note 10 to the “Notes to Financial Statements” does not reflect any dividend income from the affiliated issuer.  However, the Statement of Operations includes a line item entry for dividend income from affiliated issuers.  It is the position of the Staff that the disclosure in Note 10 should reflect the source and amount of any dividend income from affiliated issuers, even if the position was sold sometime prior to the fiscal year end.  In future filings, please ensure that the footnote disclosure reflects the source and amount of any dividend income from affiliated issuers, even if the position was sold prior to the fiscal year end.

Response:  In future filings, the Funds will ensure that the footnote disclosure reflects the source and amount of any dividend income from affiliated issuers, even if the position was sold prior to the fiscal year end.

Form N-PX – Both Funds

8.
In several instances, the Form N-PX for each Fund states that the matter considered and voted on was the approval of a shareholder proposal, without providing detail about the shareholder proposal.  In future filings, please provide a brief description of the shareholder proposal.

Response:  In future filings, the Funds will provide a brief description of any shareholder proposal upon which the Funds vote.

Form NSAR-A – Both Funds

9.
We noted the change in accountant disclosure (narrative) in the April 30, 2009 Form N-CSR and the letter from the previous accountant in the NSAR-A.  In future filings, the change in accountant disclosure (narrative) as an exhibit to the NSAR, along with the letter from the previous accountant.  This disclosure is required in the first NSAR filing after the change in accountant was made.  See Form NSAR, sub-item 77K.

Response:  In future filings, if a change in certifying accounts occurs, the required narrative disclosure along with the letter from the previous accountants will be filed with the first NSAR filing after the change in account is made.

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[Signature follows on next page.]

If you have any additional questions or require further information, please do not hesitate to contact me at 312-669-1650.

Sincerely,

Perritt MicroCap Opportunities Fund, Inc.
Perritt Funds, Inc.

By: /s/ Lynn Burmeister
Lynn Burmeister
Chief Compliance Officer